SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10-SB – Amendment 2

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

S2C GLOBAL SYSTEMS, INC.

 (Name of Small Business Issuer in its charter)

       Nevada                                                                 13-4226299

State or other jurisdiction of                                          (I.R.S. Employer

incorporation or organization)                                        Identification No.)

1650-1188 West Georgia, Vancouver, BC, Canada V6E 4A2

(Address of Principal Executive Offices including Zip Code)

Issuer’s telephone number: 604-629-2461

Securities to be registered under Section 12(b) of the Act:

Title of each class

  Name of each exchange on which

to be so registered

     Each class is to be registered

_____________________________

______________________________

_____________________________

______________________________

Securities to be registered under Section 12(g) of the Act:

    Common, Par Value $.001

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

Item 1.  Description of Business.

We were formed as a Nevada corporation on March 19, 2001, originally under the name of Sun Vacation Club Inc. on November 21, 2002 the name was changed to United Athletes, Inc. On February 8, 2005, after a reverse merger with S2C Global Systems Inc. (a private British Columbia corporation) we changed our name to S2C Global Systems, Inc. with the intent to focus on developing, marketing and distributing their 5- gallon bottled water vending and loading systems.  S2C Global Systems (S2C-Private) the private company was incorporated May 2004 after acquiring the intellectual property rights from Will Benedikt et al for his early version of the 5-gallon vending system. S2C-Private continued with the development of the system and market preparation with the Company assuming this role in February, 2005. S2C has not yet generated any sales or revenues.

S2C designs, manufactures, promotes and markets distribution systems for prepackaged 5-gallon bottled water. S2C promotes itself through its website at www.s2cglobal.com. The Company has established a specific mechanical system, the “Aquaduct System”, related to the operation and promotion of the prepackaged water distribution system.  Currently, S2C is in the final development stages to bring its distribution system to market. The Company has completed two and installed one of the Aquaducts for public use in Verona, Ontario, Canada. The first unit has been in place for a 6-month evaluation. Certain changes have been identified to the Aquaduct and are in the process of being incorporated prior to the mass production being initiated. The truck and in-plant components of the Aquaduct system utilize the same technologies as those incorporated in the Aquaduct vending unit; they have been conceptualized, but will not be physically built until such time as there are 8 to 10 working Aquaducts on one truck route. The first market chosen for the Aquaduct system is eastern Ontario and Quebec primarily because of an Agreement established with Amaro Inc.(a bottler of 5-gallon water located in Quebec, Canada) to supply pre-packaged 5-gallon water to these Aquaducts. Amaro has also agreed to provide one of their trucks and part of their plant for conversion when the first 8 Aquaducts are in place. The Company has an Agreement in place for the manufacture of the next 8 Aquaduct vending units and is in negotiation related to price and delivery dates with three different facilities for mass production. All manufacture is pending the final assembly drawings of the modified field trial unit currently being rendered into a computer aided design system.

The final development stages of the Aquaduct vending unit will require approximately $20,000.00, and the in-truck system with the in-plant system will require approximately $40,000.00 each.

Bottled Water/Vending Industry Background

The following information regarding the vending industry was gathered from www.vendingtimes.com.

Originally introduced in American restaurants in the mid-1970’s, the little green bottle of mineral water, Perrier, became a cultural icon.  Today, North Americans are drinking bottled water in unprecedented amounts.  The U.S. bottled water industry sold $9.2 Billion dollars in 2004 and is forecasted at $9.8 Billion for 2005 according to the Beverage Marketing Corporation. Nestle’ Waters reports one third to one half, depending on the market, of all bottled water sales are 5-gallon type bottles. Using sales statistics for the U.S. from the Beverage Marketing Corporation 2005 Report  between  449 and 680 million 5-gallon bottles of water were sold last year.

5-gallon bottled water is either delivered to homes or offices or picked up at a store.  Currently 50% of bottle sales in the USA are home deliveries and 50% away from home according to a Groupe Danone & Eden Springs (Europe) 2003 release. Overall the U.S. bottled water market has continued to grow 7.5 % during the years of 2003-2004 as reported by the Beverage Marketing Corporation.  In interviews conducted in person and over the phone during the summer of 2004 by S2C’s V.P. Sales Martin Stevens, category managers, store managers and distribution managers of three major grocery chains reported the delivery and sale of 5-gallon bottled water in retail environments using traditional retail systems has become awkward and non- profitable.

Alternative systems such as the “u-fill” system, where the consumer fills a bottle on location with purified tap water, have cropped up in the market and met with mixed response because of the opportunity for contamination and the public perception of tap water versus bottled water.

The idea of a machine that accepts money and dispenses a product or service automatically is an old one.  It was first applied on a widespread and practical basis in the 1920’s.  Today’s vending industry took shape in the decade after World War II and make the transition from a provider of cigarettes, candy and beverages, to a full-line food and beverage service purveyor during the next ten years.  Milestones along the way included the development of cup cold drink machines using fountain syrup and delivering ice with the beverage, fresh-brew coffee equipment serving batch and single cups, and refrigerated food vendors.

As the Company’s system incorporates a vending component in the Aquaduct it is important to understand the pervasiveness and acceptability of the industry. The US Vending industry is currently reported at $40 Billion by USA Technologies.   Despite its magnitude, however, the industry is not highly visible.  Most companies that operate vending machines reach their ultimate customers through the intermediation of third parties.  Factories, office complexes, colleges, universities, hospitals and other institutions contract with the vending companies to provide food and refreshment services.  For this reason, these vending operators, unlike convenience stores and fast-food restaurants, have no direct contact with the general public.

The majority of vending operations, both in terms of total numbers and market share, are entrepreneurial businesses serving one compact market area.  Many of them are active in related enterprises as well.  The vending industry overall is characterized by labor storage devices, devices that through automation and machinery perform a function normally conducted using manpower. S2C believes that as the cost of labor in North American continues to rise, more products associated with a large labor cost component will be vended through machines rather than through traditional retailing.

The Company’s system will initially vend 5-gallon bottled water, targeting market areas with proven 5-gallon sales history. There can be no assurance the Company will participate in the successes or growth that the bottled water/vending industry has experienced or that our product will achieve any  market acceptance.

The S2C System

In an attempt to address the growing market for bottled water and to capitalize on the low labor costs of vending, S2C has developed a proprietary product delivery system.  S2C designs, develops and distributes mechanical systems, including vending systems that automate the distribution from suppliers to consumers of bulk food products.  Bulk food products include items sold in larger quantities up to 5 gallons (18 liters) and/or 50 pounds (22.3 Kg).  Any product that is capable of being packaged in a cylindrical container, typically liquid or granular in nature can be delivered via the S2C System.  Water is the first consumer product the Company is promoting it will be supplied to the Aquaducts through existing packagers/distributors of 5-gallon water.

The Company expended approximately $400,000 on research and development activities to date the cost of which is expensed in the company.

The S2C Aquaduct is a modular vending unit capable of accepting empty 5-gallon recyclable plastic jugs and distributing full 5-gallon recyclable plastic jugs.  The Aquaduct is intended to act as a replacement to in store retail distribution systems.  Most grocery store chains in North American sell 5-gallon bottled water.  The Aquaduct is intended to be a replacement system for those systems currently in place.

Current systems employed by producers, distributors and retailers of 5-gallon bottled water are labor intensive. Staff unload/load 5-gallon bottled water from the production line to warehousing, from warehousing to trucks, from trucks to transfer stations, from transfer stations to smaller trucks from these trucks to the home, offices and retailers. The retailers then unload the trucks to storage from storage to the store floor, from the store floor to customers cars. The returned empty bottles go through a reverse cycle of that previously described. Bottles are moved using a combination of fork lift operators, laborers and drivers. The S2C System eliminates all of the labor involved except for the truck driver, the number of drivers is reduced overall because of just in time inventory management, the Aquaducts storage capabilities and better logistics. The labor is not needed with the S2C Systems because machines move the bottles through the Aquaduct racking system, into the trucks and eventually into the Aquaducts.

The S2C System is a three part system comprised of:  (1) an in plant system that takes the prepackaged goods from the line into an integrated storage/loading system; (2) an integrated truck storage/loading system; and (3) a retail vending unit. The vending unit sits in an accessible parking lot where an individual can drive up in their car, stop in front of the unit, retrieve their empty 5-gallon water jug if they have one, touch the ATM/POS Screen, select the transaction they want i.e. return or no return, swipe their bank card enter their pin, place the return bottle in the return door, retrieve the full bottle, put it in the car and drive away. The truck system has a drop down over and under conveyor that hooks up at the plant or Aquaduct loading door on one end and to the continuous loop racking system in the truck. Full bottles push empty bottles either out of the Aquaduct or out of the truck. The Plant system runs from the production line through the continuous loop racking system all the way to the loading doors using a system of conveyors.

S2C owns the technology for the S2C System and intends to generate revenue by selling the consumer product to the end user and licensing its technologies.  S2C does not intend to operate any manufacturing facilities but rather intends to subcontract or joint venture with existing manufacturing companies or assembly companies.  S2C has initiated patent application with the United States Patent Office for its proprietary S2C System and modifications.

Governmental Regulation

S2C may be affected by jurisdictional regulators in regards to the following:

1.

Financial transaction equipment – the Aquaduct incorporates Automated Teller Machine (ATM)/Point of Sale (POS) equipment in order to offer credit card, debit card and prepaid cash card payment options. Each Aquaduct besides selling 5-gallon bottled water is a drive-up ATM. Bank and financial regulators establish protocols for electronic funds transfer, equipment used in the transfer process must be certified by the provider of the transfer network.   .  This can affect the cost of each vending unit, operating costs and delays in supply.

2.

Vending equipment licenses – typically vending equipment is licensed at the state or municipal level and regulated through zoning bylaws as to where the equipment can and cannot be installed.  This will limit availability as to where S2C can install its equipment and may limit access to certain markets.

3.

Food handling regulation – a variety of governmental regulations govern food safety and handling.  For S2C, the prime concern is safe storage of the products it intends to sell in the vending system.  Each of the vending units must be tamper proof and climate controlled to insure safe distribution.

4.

Transportation regulation – various regulations dictate the size of shipments on public highways.  S2C’s Aquaduct vending unit has been designed to comply with North American transport regulation with regard to size and weight so they may be freely shipped to market without restriction.

5.

Electrical and mechanical product standards – a variety of public safety departments dictate electrical and mechanical standards to ensure product safety.  Safety underwritings such as Underwriters Laboratories (UL) or Canadian Standards Association (CSA) are required on some components used in the Aquaduct. The Company intends to use UL/CSA approved components where required. Where underwriter’s labels are absent or additional inspection is required under local jurisdiction the appropriate approvals will be obtained prior to installation. The Company’s inability to obtain an underwriting or certification from a required laboratory or association will limit the ability to place the S2C Systems in the market.  The Aquaduct currently has electrical certification from the Electrical Safety Authority, a body responsible for public electrical safety in Ontario, Canada.

Competition

The Company’s research indicates there are no existing automated vending systems  in existence for prepackaged 5-gallon bottled water; however there are several vending systems for u-fill bulk bottled water. These include Glacier Water (AMEX-HOO) and Culligan.

The existing distribution system used by DanoneWaters of North America is similar to that used by most bottler/distributors it consists of bottle handling robots, fork lifts, pallet /racking systems, warehousing, freight trucks, transfer stations, delivery trucks and in store racking. The existing in plant systems require significant capital to setup, manpower to operate, and other significant operating costs such as fuel. S2C’s Aquaduct system can eliminate the cost of the fork lifts and operators, robots, pallets/racking, delivery trucks and operators and the transfer stations. Estimates by S2C’s management put the distribution costs under the Aquaduct system as much as 65% lower than the existing distribution costs.

Currently, 5-gallon prepackaged bottle water is available at grocery stores, big box stores, and gas stations in racks, the customer buying the water has to carry his empty bottle through the store to the customer service counter to get a credit note, pick up a new bottle in the store and carry the 50 pound bottle back to his car, the Aquaduct system sits in a single parking stall, at any of these locations or a variety of others where consumers can drive right up to the machine offering a competitive level of convenience.  The Aquaducts ability to compete for these locations will come down to having the space for the Aquaduct and the drive up convenience for loading and unloading.

Employees

S2C currently has 7 people working in the company, of these seven the office administrator is the only fulltime employee; the other 6 are treated as independent contractors. Of the six contractors 4 work fulltime for the company.

Item 2.  Plan of Operation

Over the next twelve months S2C Global Systems intends on placing up to 272 Aquaduct units into the market, the cash flow required in and out during this period is estimated at $11,000,000.00. At the present time the cost for one Aquaduct unit is approximately $30,000.  We determined 272 units would be attainable based on our internal business planning model.  We will scale up or down the number of units installed in reaction to available financing and market response.  Each unit operates as an independent profit center coverings its own estimated operating expense after 250 bottles sold per month.  The locations we have targeted are reported to average in excess of 867 bottles per month.  The cost to prepare and locate a unit is approximately $30,000.  In order to fulfill a minimum level of profitability and support overhead and expenses, we need to operate no less than 10 units with an overall capital investment of approximately $500,000.  The company has limited operating capital and does not currently have enough funds to execute its business plan. The Company has established that it can secure capital leases up to 75% of the cost of each unit (estimated at $30,000.00 each) or $22,500.00 each and has provided for the same in the Company’s cash flow analysis, provided that the units are installed near or about  locations that have a proven record of prepackaged 5-gallon bottled water sales, and that location is prepared to quit the sale of 5-gallon bottled water in their store in favor of the Aquaduct system. The potential lease capital available on 272 Aquaducts is estimated at $6.1 million dollars. The Company also intends on raising additional funds through private placements of common or preferred stock.  The Company may also seek funding through convertible notes or other financing instruments.  The Company is in discussion with a variety of investor groups that would place money in the Company in consideration for some interest in a specific territory  in North America in which they could develop a market for the Aquaduct system.  There is no assurance that any financing will be completed or that any financing will be sufficient to fully implement our business plan.

During the next twelve months product research and development will be limited to any modifications required to facilitate the market roll out of the 3 part Aquaduct system.

Depending on financing available, the Company intends to purchase and install up to 272 Aquaducts, 6 truck systems, and 3 plant systems in the first year at a cost of approximately $11,000,000.00.

The Company intends to bring on one other additional full time employee during the year in a support role.

   S2C intends to set up relationships with packagers/distributors where S2C puts its system into their plant and their trucks, collecting a setup fee and then a fee per bottle processed through our system. At  the street level the Aquaduct vending units will be supplied by the packagers/distributors at a set price per bottle, and the prepackaged 5-gallon bottled water will be sold at retail prices i.e. the distributor sells to S2C for $2.00 per bottle the consumer pays S2C $5.00 per bottle. S2C earns $3.00 per bottle prior to operating and capital costs.

Each Aquaduct can hold a total of 345 bottles, the locations being sought initially should have sales in excess of 800 bottles per month. With 30 day terms on prepackaged 5-gallon supplies the sales cycle will pay for initial inventories i.e. 345 bottles at $2.00 equals $690.00 or the sale within 30 days of 138 bottles. The companies inventories will be limited to that present in each Aquaduct.

S2C’s first two Aquaduct units were manufactured by Trentfab, Inc. of Trenton, Ontario, Canada.  These units established the assembly protocols and parts descriptions necessary to fabricate the units.  The first of these units has been installed in the parking lot of a grocery store, IGA in Verona, Ontario, Canada.  S2C and its potential assembly partners are currently obtaining estimates directly with manufacturers of the components that make up the S2C System in order to acquire the highest quality parts at the most competitive prices.

Because the finished weight of each completed Aquaduct vending system, each unit must be assembled within a reasonable trucking distance of its end location.  To that end, S2C is now seeking joint venture relationships with assemblers that can economically services the southern United States markets including Florida, Texas and California and the Northeastern region that includes Southern Ontario and Quebec, New York through Michigan.  Discussions have been initiated with various assembly facilities with S2C anticipating successful conclusion by year end.  Trentfab will continue to build and assemble Aquaduct units until such time as S2C has other assembly plants under contract.

S2C’s initial strategy is to focus on existing 5-gallon bottlers that have a large enough client base and distribution network to benefit from the projected savings generated by the Aquaduct system.  S2C has signed a Memorandum of Understanding with Amaro Springs of Quebec, Canada, that currently reports to sell in excess of 3.5 million 5-gallon bottles annually.  S2C has committed to provide 10 Aquaduct vending units within their market and fit one delivery truck and one bottling line with the S2C racking system in order to commercially prove up the S2C System. Amaro is licensed to haul their product into New York and New Jersey states.

Item 3.  Description of Property

We have offices located at 1650-1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.  We occupy approximately 1,500 square feet as a sub tenant on a lease that expires April 2006.  We believe our current space is sufficient for our operations into the foreseeable future.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The following table sets forth as of January 13, 2006, the name and the number of shares of the Registrant’s Common Stock, par value .001 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 34,406,246 issued and outstanding shares of the Registrant’s Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.

Title of

Name and Address of

Amount and Nature of

Percentage of Class

Class

Beneficial Owner

Beneficial Ownership

Common

Roderick Bartlett (1) (4)

  850,000

2.47%

1650-1188 W. Georgia St.

Vancouver, British Columbia

Canada  V6E 4A2

Common

Harold Forzley (1) (2)

  250,000

0.72%

1650-1188 W. Georgia St.

Vancouver, British Columbia

Canada  V6E 4A2

Common

Alejandro Bautista (3)

1,125,000

3.262%

3345 Nighthawk Lane

Whistler, British Columbia

Canada  V0N 1B0

Common

King Capital (5)

2,000,000

5.8%

1650-1188 W. Georgia St.

Vancouver, British Columbia

Canada V6E 4A2

Total Officer and Directors as

2,225,000

6.461%

A Group – Three people

(1) Officer and director.

(2)Mr. Forzley will receive 250,000 each quarter thereafter for his services as officer and director of the Company.

(3) Director

(4)  These shares are held in the name of BPYA 966 Holdings, Ltd., a company owned and controlled by Mr. Bartlett.

(5) King Capital is principally owned by Cameron King who was an officer and director of S2C Global Systems in its initial stages.

There are no contracts or other arrangements that could result in a change of control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons

The following table sets forth as of January 13, 2006, the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

Name

Age

Position

Director or Officer Since

Roderick C. Bartlett

49

Chief Executive Officer,

February 2005

President and Director

Harold Forzley

53

Chief Financial Officer

September 2005

and Director

Alejandro Bautista

49

Director

February 2005

All officers hold their positions at the will of the Board of Directors.  All directors hold their positions for one year or until their successors are elected and qualified.

Set forth below is certain biographical information regarding the Company’s executive officers and directors:

Roderick C. Bartlett.  Mr. Bartlett has spent most of the past 10 years in his business development and his own ventures including a real estate development company, Triple R Developments, LTD (1991-2001) of which he was the President and majority shareholder. His public company experience includes the Reverse Take Over (RTO) of a Canadian Public Company, Claddagh Gold (August 1998 to August 2001). Mr. Bartlett through the RTO established a resort management company Resorts Unlimited Management (TSX-RUM) of which he was CEO and President.  From December 2001 to April 2004, Mr. Bartlett was Vice President Sales and Marketing of ActionView International (OBTCC-AVWI). -Mr. Bartlett went on to accept the position of Director, President and CEO of Quest Oil Corporation (OTCBB-QOIL) which he held from February 2004 until June 30, 2005.  Mr. Bartlett is responsible for the day to day operations and planning of S2C. Mr. Bartlett’s business experience over the past five years included business planning and execution, mergers and acquisitions, corporate finance, corporate governance, product development, resource development, project management, marketing strategies and execution.

Harold Forzley.  Mr. Forzley earned a BA Commerce while attending at Simon Fraser University and a Chartered Accountant designation while employed at Thorne Riddell (now KPMG). After an eight year tenure with Thorne Riddell, Mr. Forzley spent the next 20 years building a variety of companies primarily in the mining sector. Of note Mr. Forzley developed United Lincoln Resources selling out to Placer Dome and El Condor Resources selling out to Royal Oak. Both companies were sold for substantial returns to their shareholders. Mr. Forzley has spent the past five years in his own consultancy, providing financial/business advice to a variety of small businesses including a private furniture manufacturing firm based in mainland China.  In September 2005, Mr. Forzley joined the board and became an officer of a mineral exploration company, Sonora Gold Corp.

Alejandro Bautista.  Mr. Bautista has a degree in Business Administration from Instituto Technologico Y De Estudios Superiores De Monterrey, with over 25 years of senior management experience in plant operations, international market development, import , export, sales, marketing and public relations. From 1985 to 1987, Mr. Bautista was the executive director and was fundamental in the growth of Grupo Industrias Petrus S.A.  Mr. Bautista was a founding investor in the private company S2C Global Systems and has been instrumental in organizing a potential relationship with Durosa, SA, a mass production facility in Monterey, Mexico. From 1989 thourgh 2000, Mr. Bautista spent as the head of a family manufacturing business, Granitos Naturales S.A. and Granitos Naturales of North American, Inc. which is based in Laredo, Texas. His business experience during this period included import and export, manufacturing, marketing, administration and finance.  Since 2000, Mr. Bautista is the owner and CEO of Promotora Activa De Puebla, a land development business in Mexico.

To the knowledge of management, during the past five years, no present or former directors, executive officer or person nominated to become a director or an executive officer of the Company:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) engaging in any type of business practice; or

(iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity.

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal Commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6. Executive Compensation

The following table sets forth certain summary information concerning the compensation paid or accrued for each of the Registrant’s last three completed fiscal years to the Registrant’s or its principal subsidiaries chief executive officers and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 2004, the end of the Registrant’s last completed fiscal year).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year Ended	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)
Von G. Batesole, CEO 1.	12/31/02	-0-	-0-	-0-	$1,500	-0-	-0-	-0-
Leo Kreiger, CEO 2.	12/31/02 12/31/03 12/31/04	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- $4,500	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Mark Lindberg, CEO 3.	12/31/04	-0-	-0-	-0-	$4,500	-0-	-0-	-0-
Darren Hayes, CEO 4.	12/31/04	-0-	-0-	-0-	$2,000	-0-	-0-	-0-
Roderick Bartlett, CEO 5	2/2/05 to present	$90,000	-0-	-0-	$1,000	-0-	-0-	-0-

1.

Original CEO of Sun Vacation Club, Inc.

2.

Sun Vacation Club became United Athletes, Leo Kreiger Original CEO

3.

Mark Lindberg takes over as CEO in March 2004;

4.

Darren Hayes, becomes CEO in August, 2004

5.

UATH becomes S2C Global Systems at which point Rod Bartlett becomes CEO

Compensation of Directors

There are no agreements to compensate any of the directors for their services.

Employment Contracts and Termination of Employment and Change in Control Arrangement

As of January 1, 2006, the Company had the following employment agreements in place:

1.

BPYA 966 Holdings Ltd., a holding company owned and controlled by Roderick C. Bartlett.  This agreement appoints Mr. Bartlett as President and Chief Executive officer of the Company and provides compensation of not less than $90,000 per year, payable in equal monthly installments.  In addition, BPYA is entitled to 1,000,000 shares of restricted common stock of the Company to be issued in the amount of 250,000 shares every quarter.  A complete copy of the Compensation Agreement is attached as an exhibit to this registration statement.

2.

This agreement appoints Mr. Forzley as Chief Financial Officer of the Company and provides compensation of not less than $90,000 per year, payable in equal monthly installments.  In addition, Mr. Forzley will receive 250,000 shares of restricted common stock in September for his services as CFO.  Further, Mr. Forzley will receive 250,000 shares of restricted common stock each quarter thereafter for his services as officer and director of the Company.  A complete copy the Compensation Agreement is attached as an exhibit to this registration statement.

3.

Martin Stevens, an individual.  This agreement appoints Martin Stevens to the position of Vice President, Sales and Marketing for the Company and provides compensation of not less than $48,000 per year, payable in equal monthly installments.  A complete copy of the Compensation Agreement is attached as an exhibit to this registration statement.

4.

First Step Product Development, a company owned and controlled by Will Benedikt.  This agreement appoints Will Benedikt to the position of Vice President, Product Development for the Company and provides compensation of not less than $60,000 per year, payable in equal monthly installments.  In addition First Step Product Development is entitled to 250,000 shares of restricted common stock of the Company to be issued in the amount of 50,000 shares every quarter.  A complete copy of the Compensation Agreement is attached as an exhibit to this registration statement.

5.

Chris Haugen, an individual.  This agreement appoints Chris Haugen to the position of Vice President, Technology Development for the Company and provides compensation of not less than $33,000 per year, payable in equal monthly installments.  In addition Mr. Haugen is entitled to 250,000 share of restricted common stock of the Company to be issued in the amount of 50,000 shares every quarter.  A complete copy of the Compensation Agreement is attached as an exhibit to this registration statement.

6.

Miele Art & Design, a company owned and controlled by Peter Miele.  This agreement appoints Peter Miele to the position of Vice President, Marketing for the Company and provides compensation of not less than $24,000 per year, payable in equal monthly instalments.  In addition Miele Art & Design is provided an option to purchase up to 150,000 shares of restricted common stock of the Company at a price of $0.45.  A complete copy of the Compensation Agreement is attached as an exhibit to this registration statement.

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person’s termination of employment with the Company or any change in control of the Company, or a change in the person’s responsibilities following a change in control of the Company.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions

Our policy is that a contract or transaction either between the Company and a director, or between a director and another company in which he is financially interested is not necessarily void or voidable if the relationship or interest is disclosed or known to the board of directors and the stockholders are entitled to vote on the issue, or if it is fair and reasonable to our company.  At the present time, we have Compensation Agreements in place for BPYA 966 Holdings, Ltd., a company owned and controlled by our President, Mr. Roderick Bartlett and for Kruse Consulting Corporation, a company owned and controlled by Darren Hayes, our Vice President of Business Development.

S2C borrowed a total of $102,654 under convertible notes from 0685797 BC Ltd., d/b/a Trigate Financial Corporation, a company 50% owned and controlled by our President, Mr. Roderick Bartlett and 50% owned and controlled by a shareholder, Cameron King.  The notes are unsecured and bear interest at a rate of 15% per annum.  Prior to December 31, 2005, the notes were convertible into shares of common stock of the Company at a rate of $.10.  The conversion feature of the notes has expired and they are no longer convertible. The Company also rents its office space and services from Trigate Financial Corporation at a rate of $5,000 per month.

Item 8.  Description of Securities

COMMON STOCK

We are authorized to issue up to 200,000,000 shares of common stock, $0.001 par value.  As of the date of this amended registration statement, there are 34,406,246 shares of common stock issued and outstanding.  We have 106 shareholders.

The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders.  In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any.  Holders of common stock have no cumulative voting rights and the holders of a majority of the outstanding shares have the ability to elect all of the directors.  Holders of common stock have no preemptive or other rights to subscribe for shares.  Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available for dividends.  The outstanding common stock is, validly issued, fully paid and non-assessable.

PREFERRED STOCK

We are authorized to issue up to 25,000,000 shares of preferred stock, $0.001 par value.  As of the date of this registration statement, there are no shares of preferred stock issued and outstanding. Our preferred stock may be issued from time to time in one or more series, with such distinctive serial designations as may be stated by our board of directors.  Our board of directors is expressly authorized to fix:

•

Voting rights

•

The consideration to be paid for the shares;

•

The number of shares constituting each series;

•

Whether the shares are subject to redemption and the terms of redemption;

•

The rate of dividends, if any, and the preferences and whether such dividends shall be cumulative or noncumulative;

•

The rights of preferred stockholders regarding liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding up of S2C; and

•

The rights of preferred stockholders regarding conversion or exchange of shares for another class of our shares.

Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any preferred stock.

DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

STOCK OPTION PLAN

No plan exists or is currently contemplated

TRADING OF SECURITIES IN SECONDARY MARKET

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of 1933, as amended (the “Securities Act”) of companies which file reports under Sections 13 or 15(d) of the Securities Exchange Act. The Company files such reports. As a result, sales of the Company's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1)of the Securities Act (sales other than by an issuer, underwriter or broker). If, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter (“OTC”) market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the “specialist” common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the “pink sheets” of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

TRANSFER AGENT

Colonial Stock Transfer, Exchange Place, Salt Lake City, UT 84111, is the Company’s transfer agent.

PART II

Item 1.  Market Price of and Dividends on the Registrant’s Common Equity and Other Shareholder Matters

MARKET PRICE

Our common stock is listed on the Pink Sheets, under the symbol STWG.  As of January 13, 2006, we had 106 shareholders holding 34,406,246 shares of common stock.

CLOSING BID

CLOSING ASK

2004

High

Low

High

Low

May 19 (First Avail.)

0.01

0.01

NONE

NONE

Third Quarter

0.01

0.01

0.50

0.50

Fourth Quarter

0.36

0.10

0.55

0.44

2005

High

Low

High

Low

First Quarter

0.51

0.30

0.70

0.55

Second Quarter

0.51

0.10

0.70

0.35

Third Quarter

0.33

0.10

0.54

0.22

Fourth Quarter

0.23

0.05

0.27

0.09

The above quotations, as provided Pink Sheets, LLC, represent prices between dealers and do not include retail markup, markdown or commission.  In addition, these quotations do not represent actual transactions.

There is a very limited trading market for shares of the Company.  There is no assurance that a trading market will continue. The Securities and Exchange Commission has adopted Rule 15g-9which establishes the definition of a “penny stock,” for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii)make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv)three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq Small Cap Market, a company must have at least (i) net tangible assets of$2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter (“OTC”) market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the “specialist” common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the “pink sheets” of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board. If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

HOLDERS

There are one hundred and six (106) holders of the Company's Common Stock.

DIVIDENDS

The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings

There is no litigation pending or threatened by or against the Company.

Item 3.  Changes in and Disagreements with Accountants

The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

Item 4.  Recent Sales of Unregistered Securities

Since inception, the Company has sold securities that were not registered as follows:

On the 22nd Day of March 2001, the Company authorized 1,500,000 shares of restricted common stock to Von G. Batesole for services valued at $1,500 and subsequently issued the same on May 19th, 2004

On the 19th day of May, 2004, the Company issued shares for services rendered at a par value of $0.001 as follows; Leo Kreiger 4,500,000, Freddie Mitchell 75,000; Aver Zussman 6,495; Glen E. Hughes 6,495; Guy Skinner 7,500, Mark Lindberg 4,500,000 and BBX Unit Investment Trust 4,500,000 for a total issuance of 13,595,490 shares of restricted common stock for services valued at $13,595.

On May 6th, 2004 the Company granted and subsequently issued on June 13th, 2005, 15,220,668 shares of restricted common stock to the shareholders of S2C Global Systems Inc a British Columbia private corporation to acquire all of the issued and outstanding shares of that company at a par value of $15,221.00.  On February 2nd, 2005 the Company granted and subsequently issued on June 13th 1,266,666 as a result of convertible promissory notes equaling $77,768 issued by the private company and convertible to the Companies common stock.  The issuance on June 13th equaled a total of 16,487,334 shares of restricted common stock being issued for the S2C acquisition.

The Company entered management agreements effective January 1st, 2005 and subsequently issued on June 13th, 2005 1,400,000 shares of restricted common stock valued at $140,000 to management for consulting services.

On June 13th, 2005 , the Company issued 175,000 shares of restricted common stock in settlement of accounts payable to Trentfab Industries valued at $17,500.

The Company entered into 18 subscriptions for stock at $0.25 per share with Canadian residents (characterized as friends and family) during 2005 on June 13th  2005, the Company issued 85,422 shares of restricted common stock for cash of $21,355.

On May 26th, 2005 the Company entered a consulting agreement with Warrior Capital and subsequently on July 12th, 2005 issued 300,000 shares at a par value of $3,000.00.

On August 10th, 2005 the Company issued 225,000 shares as compensation for consulting services to five different third party contractors valued at $0.25 per share for a total of $56,250.

In August 2005, the Company issued 68,000 units consisting of a share of restricted common stock and a warrant to purchase a share of restricted common stock at a price of $0.50 per share for a period of two years to Canadian residents at $.25 per unit for a total amount of $17,000.  Also in August 2005, the Company issued 6,000 shares of restricted common stock at $.25 per share to a Canadian resident for $1,500.

In September 2005, the Company issued 17,000 units consisting of a share of restricted common stock and a warrant to purchase a share of restricted common stock at a price of $0.50 per share for a period of two years to Canadian residents at $.25 per unit for a total amount of $4,250.  Also in September 2005, the Company issued 50,000 shares of restricted common stock at $.25 per share to a Canadian resident for services valued at $12,500.

In September 2005 the Company issued 250,000 shares of restricted common stock to Harold Forzley, our Chief Financial Officer and a Director for services valued at $62,500.  We also issued 50,000 shares of restricted common stock to consultants for services valued at $0.25 per share or $12,500.

On October 18th, 2005 the Company issued 16,000 units consisting of a share of restricted common stock and a warrant to purchase a share of restricted common stock at a price of $0.50 per share for a period of two years to a Canadian resident at $.25 per unit for a total amount of $4,000.

On October 28, 2005, the Company issued 100,000 units consisting of a share of restricted common stock and a warrant to purchase a share of restricted common stock at a price of $0.50 per share for a period of two years to a Canadian resident at $.25 per unit for a total amount of $25,000.

On November 10, 2005, the Company issued 125,000 shares of restricted common stock to a shareholder for a subscription received during the period.

On January 5, 2006, the Company issued 6,000 units consisting of a share of restricted common stock and a warrant to purchase a share of restricted common stock at a price of $0.50 per share for a period of two years to a Canadian resident at $.25 per unit for a total amount of $1,500.

Unless otherwise noted all Securities were sold or offered without registration in reliance on the exemption provided by Section 4(2) and/or Rule 506, Regulation D and/or Regulation S of the Securities Act.  No broker was involved and no commissions were paid in any transaction.

Item 5.  Indemnification of Directors and Officers

Our Company’s charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Nevada Revised Statutes, no director or officer of the company shall have any liability to the company or its stockholders for monetary damages.  The Nevada Revised Statutes provide that a corporation’s charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except:  (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company’s charter and bylaws provide that the company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Nevada Revised Business Corporations Act and that the company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

The charter and bylaws provide that we will indemnify our directors and officers and may indemnify our employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with S2C.  However, nothing in our charter or bylaws of the Company protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.  To the extent that a director has been successful in defense of any proceeding, the Nevada Revised Statutes provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

Reports to Security Holders

Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 12(a) or 15(d) of the Exchange Act.  Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission (“SEC”).  The public may read and copy any materials filed by the Company with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company that may be viewed at http://www.sec.gov.

PART F/S

S2C Global Systems Inc.

 (a Development Stage Enterprise)

Financial Statements

 (presented in US dollars)

December 31, 2004

S2C Global Systems Inc.
(a Development Stage Enterprise)

Financial Statements
(presented in US dollars)

December 31, 2004

Report of Registered Public Accounting Firm

22

Statement of Operations and Deficit

23

Balance Sheet

24

Statement of Stockholders’ Equity

25

Statement of Cash Flows

26

Notes to the Financial Statements

27

Report of Registered Public Accounting Firm

To the Shareholders of

S2C Global Systems Inc.

(a Development Stage Enterprise)

We have audited the balance sheet of S2C Global Systems Inc. (a development stage enterprise) as at December 31, 2004 and the statements of loss and deficit, stockholders’ equity, and cash flows for the period from inception May 6, 2004 to December 31, 2004. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the period from inception on May 6, 2004 to December 31, 2004 in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage, and has no permanently established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations.  These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MacKay, LLP

Vancouver, Canada.

July 25, 2005

Chartered Accountants

S2C Global Systems Inc.
(a Development Stage Enterprise)

Statement of Operations and Deficit
(presented in US dollars)

For the period ended from inception May 6, 2004 to December 31, 2004

Revenue	$ -

Administrative expenses
Accounting and legal	3,511
Advertising and promotion	4,527
Auto and travel	13,581
Bank charges and interest	559
Foreign exchange loss	7,309
Management and consulting fees	105,005
Office and miscellaneous	18,111
Research and development	232,057
Utilities and telephone	2,345

387,005

Loss for the period	(387,005)

Deficit, beginning of period	-

Deficit accumulated during the development stage	$ (387,005)

S2C Global Systems Inc.
(a Development Stage Enterprise)

Balance Sheet
(presented in US dollars)

December 31, 2004

Assets

Current
Cash	$ 12,546
Due from government agencies	1,498

14,044

Equipment	538

$ 14,582

Liabilities

Current
Accounts payable and accrued liabilities	$ 34,620

Convertible promissory note (note 4)	45,000

79,620

Stockholders’ Equity
Common stock, Class A $0.00 par value
25,000,000 shares authorized
7,610,334 shares outstanding	7,610

Common stock, Class B $0.15 par value
10,000,000 shares authorized	-
No shares issued

Additional paid in capital	249,197

Subscriptions receivable	(13,875)

Convertible promissory notes (note 4)	79,035

Deficit accumulated during the development stage	(387,005)

(65,038)

$ 14,582

Approved by the Board of Directors:

_____________________________ Director

_____________________________ Director

S2C Global Systems Inc.
(a Development Stage Enterprise)

Statement of Stockholders Equity
(presented in US dollars)

For the period ended from inception May 6, 2004 to December 31, 2004

	Number of shares	Par value	Additional Paid in Capital	Deficit Accumulated During the Development Stage	Total

Issued for subscriptions receivable	6,375,000	$ 6,375	$ -	$ -	$ 6,375

Issued for cash and subscription receivable	1,125,000	1,125	223,875	-	225,000

Issued for cash	110,334	110	25,322	-	25,432

Net loss for the period	-	-	-	(387,005)	(387,005)

	7,610,334	$ 7,610	$ 249,197	$ (387,005)	$ (130,198)

S2C Global Systems Inc.
(a Development Stage Enterprise)

Statement of Cash Flows
(presented in US dollars)

For the period ended from inception May 6, 2004 to December 31, 2004

Cash provided by (used for)

Operating activities
Loss for the period	$ (387,005)

Change in non-cash working capital items:
Due from government agencies	(1,498)
Accounts payable and accrued liabilities	34,620

(353,883)

Financing activities
Convertible promissory notes issued	124,035
Issuance of share capital	242,932

366,967

Investing activity
Purchase of equipment	(538)

Increase in cash during the development stage	12,546

Cash, beginning of period	-

Cash, end of period	$ 12,546

Supplemental cash flow information

Interest paid	$ -
Income taxes paid	$ -

S2C Global Systems Inc.
(a Development Stage Enterprise)

Notes to the Financial Statements
(presented in US dollars)

December 31, 2004

1.

Basis of Presentation and Nature of Operations

The company was incorporated in the Province of British Columbia under certificate BC0694405.  The main business is the development, manufacture and marketing of a water dispensing, and recycling system. The company has elected a year end of December 31.

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern.  Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and retire its liabilities in other than the normal course of business and at amounts different from those in the accompanying financial statements. The company’s ability to continue as a going concern is dependent upon achieving profitable operations and/ or upon obtaining additional financing. The outcome of these matters can not be predicted at this time.

The Company has historically maintained its ability to finance its operation through attracting private investment to its company. The Company believes it can continue to raise the necessary capital for operational growth from private individuals and corporations known to the Company. The Company further intends on utilizing whatever rights it may have to do a public offering of its common stock to raise additional funds for market expansion. The Companies plans also include the dissemination of its Aquaduct product that will generate revenue by selling 5-gallon bottled water for profit and offering drive up automated teller machine services for profit. The Aquaduct product will be primarily financed through a lease financing program.

2.

Significant Accounting Policies

a)

Development stage company

The company is considered to be in the Development stage as defined in Statement of Financial Accounting Standards No. 7.

b)

Research and development

In accordance with Statement of Financial Accounting Standards No. 2 the company expenses all research and developments costs as incurred.

c)

Amortization

Equipment is recorded at historical cost and amortized at the following rate:

Computer equipment

45%

Additions during the year are amortized at one half their normal rate, and no amortization is taken in the year of disposal.

d)

Foreign currency translation

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year.  Amortization is converted using rates prevailing at dates of acquisition. Gains and losses from foreign currency translation are included in the statement of loss.

S2C Global Systems Inc.
(a Development Stage Enterprise)

Notes to the Financial Statements
(presented in US dollars)

December 31, 2004

2.

Significant Accounting Policies (continued)

e)

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period.

The company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

f)

Financial instruments

All significant financial assets, financial liabilities and equity instruments of the company are either recognized or disclosed in the financial statements together with information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.  Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

g)

Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

h)

Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

i)

Recent accounting pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which addresses the consolidation of variable interest entities (formerly referred to as "SpecialPurpose Entities"). The Interpretation is generally in effect for interim or annual periods beginning after December 15, 2003.

S2C Global Systems Inc.
(a Development Stage Enterprise)

Notes to the Financial Statements
(presented in US dollars)

December 31, 2004

2.

Significant Accounting Policies (continued)

i)

Recent accounting pronouncements (continued)

In November 2002, the EITF reached a consensus on Issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the company’s financial position or results of operations.

3.

Acquisition of S2C Global Systems Inc. (the “company or S2C”) by United Athletes, Inc. (“UATH”)

Pursuant to a share exchange agreement dated August 28th, 2004 UATH will issue up to 100,000,000 shares in exchange for all of the issued and outstanding common shares of S2C, a private non-reporting company.  This transaction was completed subsequent to the year end (note 7) and UATH changed its name to S2C Global Systems, Inc.

These transactions will result in the former shareholders of S2C owning the majority of the issued and outstanding shares of UATH. Accounting principles applicable to the recapitalization of a public shell will be applied to record this acquisition.

Under this basis of accounting, S2C has been identified as the acquirer and, accordingly, the consolidated entity is considered to be the continuation of S2C with the net assets of UATH deemed to have been purchased by S2C, at fair value, through the issuance of capital.

The net assets acquired at fair value are summarized as follows:

Assets	$ -
Liabilities	-

Net assets acquired	$ -

4.

Convertible promissory notes

a)

During the period ended December 31, 2004, the company issued nine unsecured convertible promissory notes totalling $79,035 (CDN$95,000).  The notes are convertible at a rate of one common share of each $0.11 (CDN$0.15) of principal, a total of 633,334 common shares may be issued.  The convertible promissory notes bear interest at a rate of 8% per annum, no interest is payable if the notes are converted.  The notes may be converted into capital stock by December 1, 2005 at the option of the management of the company, and must be converted if the company is acquired, or goes public on any North American stock exchange.  Subsequent to the year end the notes were converted, accordingly the notes have been presented as a component of shareholders’ equity, no value has been allocated to the conversion feature.

S2C Global Systems Inc.
(a Development Stage Enterprise)

Notes to the Financial Statements
(presented in US dollars)

December 31, 2004

4.

Convertible promissory notes (continued)

b)

During the period ended December 31, 2004, the company issued one unsecured convertible promissory note for US$45,000.  Prior to December 31, 2005 the note is convertible at a rate of one common share for each US$0.01 of principal and accrued interest.  The note bears interest at a rate of 15% per annum.

5.

Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

December 31,	2004

Loss before income taxes	$ (387,005)

Income tax recovery at statutory rates	(137,851)
Non-deductible items for tax purposes	-
Unrecognized benefit of non-capital loss carry-forwards	137,851

$ -

The significant components of the Company’s future income tax assets are as follows:

December 31,	2004

Future income tax assets
Non-capital losses available for future periods	$ 137,851

Valuation allowance	(137,851)

$ -

At December 31, 2004 the Company has available non-capital losses of approximately $387,000 which may be carried forward to apply against future income.  These losses will expire in 2014.

Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts.

6.

Subsequent events

a)

Subsequent to the year end, and in accordance with the terms of the convertible promissory notes the Company issued 633,334 in settlement of the notes, no interest was payable or paid.

b)

Subsequent to the year end the acquisition of the Company (note 4) was completed.  UATH issued 16,487,334 shares to the shareholders of the Company to complete the acquisition.

c)

Subsequent to the year end the Company the company issued one unsecured convertible promissory note for US$50,000.  Prior to December 31, 2005 the note is convertible at a rate of one common share for each US$0.01 of principal and accrued interest.  The note bears interest at a rate of 15% per annum.

S2C Global Systems, Inc.

(formerly United Athletes, Inc.)

 (a Development Stage Enterprise)

 Interim Consolidated Financial Statements

 (presented in US dollars)

(unaudited)

September 30, 2005

S2C Global Systems, Inc.
(formerly United Athletes, Inc.)
(a Development Stage Enterprise)

Interim Consolidated Financial Statements
(presented in US dollars) (unaudited)

September 30, 2005

Interim Consolidated Balance Sheet

33

Interim Consolidated Statement of Operations and Deficit

34

Interim Statement of Stockholders’ Equity

35

Interim Consolidated Statement of Cash Flows

36

Notes to the Interim Consolidated Financial Statements

37

S2C Global Systems, Inc.
(formerly United Athletes, Inc.)
(a Development Stage Enterprise)

Interim Consolidated Balance Sheet
(presented in US dollars) (unaudited)

	30-Sep-2005	31-Dec-2004
Assets

Current
Cash	$ 159	$ 12,546
Accounts receivable	28,809	1,498
Inventory	511	-

	29,479	14,044

Equipment (Notes 3(c) and 4)	177,024	538

	$ 206,503	$ 14,582

Liabilities

Current
Accounts payable and accrued liabilities	$ 589,249	$ 34,620
Share subscriptions received	12,500	-
Convertible promissory notes (Note 5)	109,175	45,000

	710,924	79,620

Stockholders’ Equity
Preferred stock, $ 0.001 par value
25,000,000 shares authorized; no shares issued	-	-
Common stock, $0.001 par value
200,000,000 shares authorized
33,909,246 (15,220,668) shares outstanding	33,909	15,221

Additional paid in capital	647,288	241,586

Subscriptions receivable	-	(13,875)

Convertible promissory notes (Note 5)	-	79,035

Deficit accumulated during the development stage	(1,185,618)	(387,005)

	(504,421)	(65,038)

	$ 206,503	$ 14,582

Going concern (Note 1)

Commitments (Note 8)

Subsequent events (Note 10)

Approved by the Board of Directors:

_____________________________ Director

_____________________________ Director

S2C Global Systems, Inc.
(formerly United Athletes, Inc.)
(a Development Stage Enterprise)

Interim Consolidated Statement of Operations and Deficit
(presented in US dollars) (unaudited)

	Cumulative from inception 06-May-2004 to 30-Sep-2005	Three months Ended 30-Sep-2005	Three months Ended 30-Sep-2004	Nine months Ended 30-Sep-2005	Nine months Ended 30-Sep-2004

Sales	$ 590	$ 590	$ -	$ 590	$ -
Cost of sales	488	488	-	488	-

Gross margin	102	102	-	102	-

Administrative expenses
Accounting and legal	32,863	17,734	125	29,352	141
Advertising and promotion	14,578	7,453	4,697	10,051	4,697
Amortization	3,578	3,457	-	3,578	-
Auto and travel	34,978	12,310	11,452	21,397	15,791
Bank charges and interest	5,926	2,371	96	5,367	185
Foreign exchange loss	19,406	25,912	-	12,097	49
Insurance	2,206	(359)	-	2,206	-
Management and consulting	650,674	227,516	73,124	545,669	96,626
Office expenses	23,783	4,117	308	5,672	657
Rent	41,283	14,819	6,677	41,283	10,405
Research and development	344,966	(39,789)	92,528	112,909	123,744
Shareholder services	5,720	5,720	-	5,720	-
Telephone	3,201	746	632	856	877
Transfer agent fees	3,590	3,590	-	3,590	-
Less: interest earned	(1,032)	(54)	-	(1,032)	-

	1,185,720	285,543	189,639	798,715	253,172

Loss for the period	(1,185,618)	(285,441)	(189,639)	(798,613)	(253,172)

Deficit, beginning of period	-	(900,177)	(63,533)	(387,005)	-

Deficit, accumulated during
the development stage	$ (1,185,618)	$ (1,185,618)	$ (253,172)	$ (1,185,618)	$ (253,172)

Weighted average number of shares outstanding		33,429,246	15,220,668	30,472,526	15,220,668

Loss per share		$ (0.01)	$ (0.01)	$ (0.03)	$ (0.02)

S2C Global Systems, Inc.
(formerly United Athletes, Inc.)
(a Development Stage Enterprise)

Interim Statement of Stockholders’ Equity
(presented in US dollars) (unaudited)

	Number of shares	Par value	Additional Paid in Capital	Deficit Accumulated During the Development Stage	Total

Issued for subscriptions receivable	12,750,000	$ 12,750	$ (6,375)	$ -	$ 6,375

Issued for cash and subscription receivable	2,250,000	2,250	222,750	-	225,000

Issued for cash	220,668	221	25,211	-	25,432

Net loss for the period	-	-	-	(387,005)	(387,005)

Balance December 31, 2004	15,220,668	15,221	241,586	(387,005)	(130,198)

Issued on conversion of convertible promissory notes at $0.062 per share; granted February 2, 2005 (Note 5(a))	1,266,666	1,267	77,768	-	79,035

Issued on reverse take-over acquisition of United Athletes, Inc., February 2, 2005 (Note 2)	15,095,490	15,095	(15,095)	-	-

Issued pursuant to management and consulting agreements at $0.10, June 13, 2005	1,400,000	1,400	138,600	-	140,000

Issued in settlement of accounts payable at $0.10, June 13, 2005	175,000	175	17,325	-	17,500

Issued for cash at $0.25 per share, June 13, 2005	85,422	85	21,270	-	21,355

Issued pursuant to management and consulting agreements at $0.25, August 10, 2005	225,000	225	56,025	-	56,250

Issued pursuant to management and consulting agreements at $0.25, September 15, 2005	300,000	300	74,700	-	75,000

Issued for cash at $0.25 per share, September 15, 2005	141,000	141	35,109	-	35,250

Net loss for the period	-	-	-	(798,613)	(798,613)

Balance September 30, 2005	33,909,246	$ 33,909	$ 647,288	$ (1,185,618)	$ (504,421)

S2C Global Systems, Inc.
(formerly United Athletes, Inc.)
(a Development Stage Enterprise)

Interim Consolidated Statement of Cash Flows
(presented in US dollars) (unaudited)

	Cumulative from inception 06-May-2004 to 30-Sep-2005	Three months Ended 30-Sep-2005	Three months Ended 30-Sep-2004	Nine months Ended 30-Sep-2005	Nine months Ended 30-Sep-2004

Cash provided/(used) by

Operating activities
Loss for the period	$ (1,185,618)	$ (285,441)	$ (189,639)	$ (798,613)	$ (253,172)
Add: non-cash items
Amortization	3,578	3,457	-	3,578	-
Interest accrued	6,981	6,521	-	6,981	-
Consulting services	271,250	131,250	-	271,250	-
Changes in non-cash working
capital items:
Accounts receivable	(28,809)	(12,760)	(27,337)	(27,311)	(17,885)
Inventory	(511)	(511)	-	(511)	-
Prepaid expenses	-	9,230	-	-	-
Accounts payable	589,249	129,066	266,100	425,793	248,941

	(343,880)	(19,188)	49,124	(118,833)	(22,116)

Financing activities
Convertible notes issued	102,194	14,192	-	57,194	75,232
Share subscriptions received	12,500	12,500	-	12,500	-
Issuance of shares	409,947	35,250	-	82,980	-

	524,641	61,942	-	152,674	75,232

Investing activities
Purchase of equipment	(180,602)	(47,729)	(538)	(46,228)	(538)

Net increase/(decrease) in cash during the development stage	159	(4,975)	48,586	(12,387)	52,578

Cash, beginning of period	-	5,134	3,992	12,546	-

Cash, end of period	$ 159	$ 159	$ 52,578	$ 159	$ 52,578

Supplemental cash flow information:
Interest paid	$ -	$ -	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -	$ -	$ -

Shares issued for debt	$ 17,500	$ -	$ -	$ 17,500	$ -
Shares issued for services	$ 271,250	$ 131,250	$ -	$ 271,250	$ -

S2C Global Systems, Inc.
(formerly United Athletes, Inc.)
(a Development Stage Enterprise)

Notes to the Interim Consolidated Financial Statements
(presented in US dollars) (unaudited)

September 30, 2005

1.

Basis of Presentation and Nature of Operations

The Company was organized by filing articles of incorporation with the Secretary of State of the State of Nevada on March 19, 2001 as Sun Vacation Club, Inc.  There were no operations as Sun Vacation Club, Inc. and on December 4, 2002 the company changed its name to United Athletes, Inc.  Although numerous attempts were made to find funding for the Company substantial enough to support operations, in late 2003 management decided to suspend operations and discontinue attempts to raise equity capital.  Effective February 2, 2005, the Company completed the acquisition of S2C (note 2) and changed its name to S2C Global Systems, Inc.

S2C Global Systems Inc., a private company, was incorporated on May 6, 2004 in the Province of British Columbia under certificate BC0694405.  The main business is the development, manufacture, and marketing of a water dispensing and recycling system. The Company has elected a year end of December 31.

The accompanying interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  Accordingly, they do not give effect to adjustment that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and retire its liabilities in other than the normal course of business and at amounts different from those in the accompanying interim consolidated financial statements. The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and/ or upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

The Company has historically maintained its ability to finance its operation through attracting private investment to its Company. The Company believes it can continue to raise the necessary capital for operational growth from private individuals and corporations known to the Company. The Company further intends on utilizing whatever rights it may have to do a public offering of its common stock to raise additional funds for market expansion. The Company’s plans also include the dissemination of its Aquaduct product that will generate revenue by selling 5-gallon bottled water for profit, and offering drive up automated teller machine services for profit. The Aquaduct product will be primarily financed through a lease financing program.

2.

Acquisition of S2C Global Systems Inc. (the “S2C”) by United Athletes, Inc. (“UATH” or the “Company”)

Pursuant to a share exchange agreement dated August 28, 2004, UATH agreed to issue up to 100,000,000 shares in exchange for all of the issued and outstanding common shares of S2C, a private non-reporting company.  In June 2005, after the unanimous consent of the shareholders of S2C was granted, UATH issued 16,487,334 shares to complete the transaction instead of the agreed 100,000,000, being 2 shares for each one share of S2C outstanding.

These transactions resulted in the former shareholders of S2C owning the majority of the issued and outstanding shares of UATH. Accounting principles applicable to the recapitalization of a public shell have been applied to record this acquisition.

Under this basis of accounting, S2C has been identified as the acquirer and, accordingly, the consolidated entity is considered to be the continuation of S2C with the net assets of UATH deemed to have been purchased by S2C, at fair value, through the issuance of capital.  S2C was incorporated on May 6, 2004 and accordingly operations have been presented from that date.

S2C Global Systems, Inc.
(formerly United Athletes, Inc.)
(a Development Stage Enterprise)

Notes to the Interim Consolidated Financial Statements
(presented in US dollars) (unaudited)

September 30, 2005

2.

Acquisition of S2C Global Systems Inc. (the “S2C”) by United Athletes, Inc. (“UATH” or the “Company”) (continued)

The net assets acquired at fair value are summarized as follows:

Assets	$ -
Liabilities	-

Net assets acquired	$ -

The statement of stockholders’ equity has been retroactively restated to reflect this transaction.

3.

Significant Accounting Policies

a)

Development stage company

The Company is considered to be in the Development stage as defined in Statement of Financial Accounting Standards No. 7.

b)

Research and development

In accordance with Statement of Financial Accounting Standards No. 2, the Company expenses all research and developments costs as incurred.

c)

Amortization

Plant and equipment are recorded at historical cost and amortized at the following rates:

Computer equipment

45%

Equipment

10%

Additions during the year are amortized at one half their normal rate, and no amortization is taken in the year of disposal.

d)

Foreign currency translation

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year.  Amortization is converted using rates prevailing at dates of acquisition. Gains and losses from foreign currency translation are included in the statement of loss.

e)

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period.

S2C Global Systems, Inc.
(formerly United Athletes, Inc.)
(a Development Stage Enterprise)

Notes to the Interim Consolidated Financial Statements
(presented in US dollars) (unaudited)

September 30, 2005

3.

Significant Accounting Policies (continued)

e)

Loss per share (continued)

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

f)

Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with information relevant for making a reasonable assessment of future cash flows, interest rate risk, and credit risk.  Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise, only available information pertinent to fair value has been disclosed.

g)

Estimates

The preparation of consolidated financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

h)

Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

i)

Revenue recognition

The completed contract method is used so that revenue is recorded when the sale of goods or the rendering of services is completed, or substantially completed.

j)

Recent accounting pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

In addition, the FASB and Emerging Issues Task Force ("EITF") have issued a variety of interpretations including the following interpretations with wide applicability:

S2C Global Systems, Inc.
(formerly United Athletes, Inc.)
(a Development Stage Enterprise)

Notes to the Interim Consolidated Financial Statements
(presented in US dollars) (unaudited)

September 30, 2005

3.

Significant Accounting Policies (continued)

k)

Recent accounting pronouncements (continued)

Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" addresses the consolidation of variable interest entities (formerly referred to as "Special Purpose Entities"). The Interpretation is generally in effect for interim or annual periods beginning after December 15, 2003.

In November 2002, the EITF reached a consensus on Issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

4.

Equipment

			30Sep05	31Dec04
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Computer equipment	$ 602	$ 203	$ 399	$ 538
Equipment	180,000	3,375	176,625	-

	$ 180,602	$ 3,578	$ 177,024	$ 538

5.

Convertible promissory notes

a)

During the period ended December 31, 2004, the Company issued nine unsecured convertible promissory notes totalling $79,035 (CDN$95,000).  The notes were convertible at a rate of one common share of each $0.062 (CDN$0.075) of principal; therefore, a total of 1,266,668 common shares may be issued.  The convertible promissory notes bear interest at a rate of 8% per annum, and no interest is payable if the notes are converted.  The notes may be converted into capital stock by December 1, 2005 at the option of the management of the Company, and must be converted if the Company is acquired, or goes public on any North American stock exchange.  In accordance with the recapitalization transaction (Note 2), the Company has been acquired and accordingly, the notes were converted into 1,266,668 common shares.

b)

During the period ended December 31, 2004, the Company issued one unsecured convertible promissory note for US$45,000.  Prior to December 31, 2005 the note is convertible at a rate of one common share for each US$0.01 of principal and accrued interest; however, on November 8, 2005 the conversion term was changed to US$0.10 of principal and accrued interest (see Note 10).  The note bears interest at a rate of 15% per annum.

S2C Global Systems, Inc.
(formerly United Athletes, Inc.)
(a Development Stage Enterprise)

Notes to the Interim Consolidated Financial Statements
(presented in US dollars) (unaudited)

September 30, 2005

5.

Convertible promissory notes (continued)

c)

During the period ended June 30, 2005, the Company issued one unsecured convertible promissory note for CDN$50,000 (US$43,463).  Prior to December 31, 2005, the note is convertible at a rate of one common share for each US$0.01 of principal and accrued interest; however, on November 8, 2005 the conversion term was changed to US$0.10 of principal and accrued interest (see Note 10). The note bears interest at a rate of 15% per annum.

d)

During the period ended September 30, 2005, the Company issued two unsecured convertible promissory notes totalling CDN$16,500 (US$14,191).  Prior to September 1, 2006, the note is convertible at a rate of one common share for each US$0.01 of principal and accrued interest; however, on November 8, 2005 the conversion term was changed to US$0.10 of principal and accrued interest (see Note 10). The note bears interest at a rate of 15% per annum.

6.

Options and Warrants

No options were issued and outstanding at September 30, 2005.

At September 30, 2005, the Company had 85,000 warrants outstanding with each warrant entitling the holder to purchase one common share for two years from the date of issue at $0.50 per share.

7.

Financial Instruments

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

At September 30, 2005 the Company had the following financial assets and liabilities in Canadian dollars:

USD equivalent

CDN Dollars

Cash

$                 140

$

    164

Accounts receivable

$            28,809

$

33,496

Accounts payable

$          463,354

$

38,741

Convertible promissory notes

$            57,194

$

66,500

At September 30, 2005 US dollar amounts were converted at a rate of $1.1627 Canadian dollars to $1.00 US dollar.

8.

Commitments

The Company has entered into consulting agreements with certain directors, officers and consultants as follows:

S2C Global Systems, Inc.
(formerly United Athletes, Inc.)
(a Development Stage Enterprise)

Notes to the Interim Consolidated Financial Statements
(presented in US dollars) (unaudited)

September 30, 2005

8.

Commitments (continued)

a)

BPYA 966 Holdings Ltd. (controlled by CEO, President Rod Bartlett) $90,000 per annum plus 1,000,000 common shares; the term is not defined;

b)

King Capital Inc. (controlled by former CFO, Cameron King) $90,000 per annum plus 1,000,000 common shares; the agreement was terminated August 31, 2005;

c)

Kruse Consulting Inc. (controlled by the former VP Business Development, Darren Hayes) $42,000 per annum plus 500,000 common shares; the agreement was terminated August 31, 2005;

d)

Pacific Technologies (controlled by VP Internet Technologies, Chris Haugen) $33,000 per annum plus 250,000 common shares; the term is not defined;

e)

Martin Stevens, VP Sales, CDN$4,000 per month; the term is not defined; and

f)

Harold Forzley, CFO,  $90,000 plus 1,000,000 common shares; the term is not defined (see Note 10(a)).

9.

Related party transactions

The related party transactions are as described in Note 8. At September 30, 2005, there was a total of $221,978 included in accounts payable and accrued liabilities for amounts owing to companies controlled by current and former directors of the Company.

10.

Subsequent events

a)

On October 5, 2005, the Company issued 250,000 shares of restricted common stock to Harold Forzley for part of his compensation package (see Note 8(f)).

b)

On October 18, 2005 the Company issued 16,000 units for cash proceeds of $4,000.  Each unit consists of one share and one share purchase warrant.  Each warrant entitles the holder to purchase one common share for two years from the date of issue at $0.50 per share.

c)

On October 28, 2005 the Company issued 100,000 units for cash proceeds of $25,000.  Each unit consists of one share and one share purchase warrant.  Each warrant entitles the holder to purchase one common share for two years from the date of issue at $0.50 per share.

d)

On November 8, 2005, the Company amended the conversion terms on the outstanding convertible notes from a rate of one common share for each US$0.01 of principal and accrued interest to US$0.10 of principal and accrued interest (see Note 5).

e)

On November 10, 2005, the Company issued 125,000 common shares to a shareholder for a subscription received during the period.

PART III

Item 1.  Index and Description of Exhibits.

Exhibit

Number

Title of Document

Location

2.01

Articles of Incorporation

**

2.02

Amendment to Articles of Incorporation

**

2.03

Bylaws

*

10.01

BPYA Compensation Agreement

*

10.02

Forzley Compensation Agreement

*

10.03

Stevens Compensation Agreement

*

10.04

First Step Development Compensation Agreement

*

10.05

Chris Haugen Compensation Agreement

*

10.06

Miele Art & Design Compensation Agreement

*

10.07

Amended Convertible Note – 0685797 BC Ltd.

See Attached

($50,000 CDN)

10.08

Amended Convertible Note –0685797 BC Ltd.

See Attached

($5,000 CDN)

10.09

Amended Convertible Note - 0685797 BC Ltd.

See Attached

($45,000 USD)

10.10

Amended Convertible Note – 0685797 BC Ltd.

See Attached

($11,500 CDN)

10.11

Trentfab Manufacturing Agreement and Exhibits

**

10.12

Trentfab Settlement Agreement

**

10.13

Amaro Memorandum of Understanding

**

10.14

IGA – Aquaduct Test Agreement

**

10.15

Utah Athletes – S2C Share Exchange Agreement

**

*Previously filed with our Registration Statement on Form 10-SB with the Securities and Exchange Commission on September 19, 2005.

**Previously filed with our amended Registration Statement on Form 10-SB with the Securities and Exchange Commission on November 14, 2005.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf, thereunto duly authorized.

S2C GLOBAL SYSTEMS, INC.

Date: January 17, 2006

By: /s/ Roderick C. Bartlett

Roderick C. Bartlett,

Chief Executive Officer

Date: January 17, 2006

By: /s/ Harold Forzley

Harold Forzley

Chief Financial Officer